UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2019
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On May 6, 2019, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and year ended March 31, 2019. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: May 7, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 6, 2019

Exhibit 99.1

QIAGEN reports results for first quarter of 2019 and announces plans for new $100 million share repurchase program

•	QIAGEN delivers on Q1 2019 outlook

◦	Net sales of $348.7 million (+1.5% actual, +6.1% at constant exchange rates, or CER vs. ~5-6% CER outlook)

◦	Diluted EPS of $0.13; adj. EPS of $0.27 ($0.28 CER vs. ~$0.26-0.27 CER outlook)

•	Sample to Insight portfolio fueled by dynamic innovation and disruptive solutions

◦	FDA approval of new therascreen companion diagnostic for FGFR biomarker

◦	QuantiFERON-TB grows 15% CER, benefits of new automation options

◦	European rollout progressing for QIAstat-Dx and NeuMoDx automation systems

◦	Strong QIAsymphony placements in line with 2019 goal and consumables growth

◦	New cancer research products in liquid biopsy, NGS panels with bioinformatics

•	New $100 million share repurchase program planned

•	QIAGEN reaffirms 2019 outlook for growth in net sales and adjusted EPS (at CER)
Venlo, the Netherlands, May 6, 2019 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the first quarter of 2019, meeting its outlook for net sales growth at constant exchange rates, or CER, and exceeding the outlook for adjusted earnings per share at CER while driving global expansion of its Sample to Insight portfolio of molecular testing solutions.
“Our performance for the first quarter of 2019 was in line with our outlook for solid sales growth and continued improvements in profitability. QIAGEN is reaffirming the full-year outlook set for this year,” said Peer M. Schatz, Chief Executive Officer of QIAGEN. “We have made significant progress in 2019 on advancing our portfolio of differentiated Sample to Insight solutions and are looking forward to delivering on its value.”
“We are well positioned to achieve our goals for full-year sales growth, and to deliver faster growth particularly in the second half of 2019 given the success of our growth initiatives as well as the soon anticipated U.S. approval of the QIAstat-Dx system for multiplex syndromic testing. Our QuantiFERON latent TB test grew in line with the 2019 sales target range in the first quarter of 2019, and we announced additional automation options for this important contributor in the global fight against tuberculosis. We also expanded our portfolio of solutions for next-generation sequencing, which remains on track to achieve $190 million of sales in 2019 compared to $140 million in 2018, with the launch of new liquid biopsy and gene panels integrated with QIAGEN bioinformatics solutions. The launch of two new fully integrated molecular testing solutions - QIAstat-Dx and NeuMoDx for integrated molecular laboratory testing - are progressing well in Europe, are receiving a very positive acceptance and we are ready to capture share gains and growth opportunities in their very large target markets. Our teams are developing a broad range of tests to further expand the utility of these novel systems. In Precision Medicine, we are pleased by the breakthrough U.S. regulatory approval for a new therascreen companion diagnostic that tests for variants of the biomarker FGFR to help guide treatment decisions for patients with urothelial cancer. We are moving ahead with the transformation of QIAGEN and are continuing to execute on a strategy to maximize the value of this differentiated portfolio of molecular testing solutions along the continuum from Life Sciences research to Molecular Diagnostics.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Q1
	2019	2018	Change
Net sales	348.7	343.6	1.5%
			(6.1% CER)
Operating income	41.2	47.9	-14%
Adjusted operating income	77.9	77.2	1%
Net income	29.5	32.3	-9%
Adjusted net income	62.0	59.6	4%
Diluted EPS(1)	$0.13	$0.14
Adjusted diluted EPS(1)	$0.27	$0.26
	($0.28 CER)

Net cash provided by operating activities	44.7	48.2
Less purchases of property, plant and equipment	(23.4)	(18.9)
Free cash flow	21.3	29.3
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
(1) Weighted number of diluted shares (Q1 2019: 233.6 million, Q1 2018: 232.5 million)
CER - Constant exchange rates. Tables may have rounding differences.

Net sales by product category and customer class

	Q1 2019
	Net sales: $348.7 million
	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$313	+2%	+7%	90%
Instruments(1)	$36	-3%	+2%	10%

Molecular Diagnostics(2)	$168	+4%	+10%	48%
Life Sciences(3)	$181	-1%	+3%	52%
Academia / Applied Testing	$110	-2%	+2%	32%
Pharma	$71	+1%	+4%	20%
(1) Instrument sales excluding service revenues (declining due to drop in third-party contracts) (Q1 2019: +2%, +8% CER)

(2)	Includes companion diagnostic co-development revenues (Q1 2019: $12 million, +44%, +47% CER)
(3) As of Q1 2019, QIAGEN has adapted the presentation of sales results to match the internal alignment of business teams, providing information on sales to customers in Molecular Diagnostics (human healthcare, including Precision Medicine and companion diagnostics) and Life Sciences, which includes Pharma (pharma R&D, CROs, etc.) and Academia (research institutes) / Applied Testing (primarily forensics). Comparative periods have been adjusted accordingly.

Tables may have rounding differences.

Net sales by geographic region

	Q1 2019
	Net sales: $348.7 million
	Sales (In $ m)	% change	% CER change	% of sales
Americas	$170	+7%	+8%	49%
Europe / Middle East / Africa	$109	-6%	+4%	31%
Asia-Pacific / Japan	$69	+2%	+6%	20%
Tables may have rounding differences. Rest of world represented less than 1% of sales.
First quarter 2019 results
Net sales rose 1.5% to $348.7 million in the first quarter of 2019 from $343.6 million in the first quarter of 2018, growing 6.1% at constant exchange rates (CER) as currency movements against the U.S. dollar had a negative impact of 4.6 percentage points. About one percentage point of total CER sales growth came from the launch of QIAstat-Dx, while about five percentage points came from the rest of the business, and these absorbed about one percentage point from the combined impact of divesting the veterinary assay portfolio (April 2018) and the decline in third-party instrument service contracts that began in 2018 when QIAGEN decided to free up resources to support new product launches.
Consumables and related revenues (+7% CER / 90% of sales) outpaced gains in instruments (+2% CER / 10% of sales). Instrument sales rose 2% CER, but rose 8% CER excluding the decline in third-party instrument revenue contracts. Molecular Diagnostics (+10% CER / 48% of sales) saw double-digit CER gains in consumables and related revenues, but modestly weaker trends in instruments despite solid placements of the QIAsymphony and QIAstat-Dx systems. The QuantiFERON latent TB test grew 15% CER, in line with the 2019 target for 15-20% CER growth, while Precision Medicine grew on higher revenues from companion diagnostics co-development projects and the modular QIAsymphony system provided single-digit CER gains in consumables. Sales in Life Sciences (+3% CER / 52% of sales) rose 4% CER excluding the veterinary assay testing portfolio divestment (completed in April 2018), with mid-single-digit CER gains in instruments and low-single-digit CER growth in consumables and related revenues. Within Life Sciences, Pharma sales (+4% CER / 20% of sales) grew across all regions, while Academia / Applied Testing sales (+2% CER / 32% of sales) were higher in the Americas and Asia-Pacific / Japan regions, but faced ongoing weak trends in Europe.
Operating income was $41.2 million in the first quarter of 2019 compared to $47.9 million in the same period of 2018. Adjusted operating income - which excludes restructuring and other items such as business integration, acquisition-related costs, litigation costs and the amortization of intangible assets acquired by asset acquisitions and business combinations - grew 1% to $77.9 million in the first quarter of 2019, absorbing significant investments for QIAstat-Dx and the planned 2020 launch of a digital PCR system. The adjusted operating income margin was steady at 22% of net sales.
Net income was $29.5 million in the first quarter of 2019, or $0.13 per diluted share (based on 233.6 million diluted shares) compared to $32.3 million, or $0.14 per share (based on 232.5 million diluted shares) in the first quarter of 2018. Adjusted net income was $62.0 million, or $0.27 per diluted share ($0.28 CER), compared to $59.6 million, or $0.26 per diluted share, in the prior-year quarter.

Balance sheet and cash flows
At March 31, 2019, cash and cash equivalents were $552.9 million compared to $1.16 billion at December 31, 2018. Net cash provided by operating activities was $44.7 million for the first three months of 2019 compared to $48.2 million in the 2018 period, which included a $30.0 million prepayment of royalties to Natera, Inc. Results in the 2019 period included significant payments for taxes, derivative transactions and litigation settlements. Free cash flow was $21.3 million compared to $29.3 million in the 2018 period, as purchases of Property, Plant and Equipment rose to $23.4 million in the 2019 period (6.7% of sales) from $18.9 million (5.5% of sales) million in the 2018 period. Net cash used in investing activities was $170.6 million in the 2019 period, and included $125.0 million for the acquisition of digital PCR assets. This compared to net cash provided by investing activities of $108.5 million in the 2018 period. Net cash used in financing activities was $480.4 million in the 2019 period, and included $430.0 million for redemption of the 2019 convertible notes and $44.4 million for the share buyback program. This compared to $2.2 million of net cash used in financing activities in the 2018 period.
“QIAGEN again delivered solid sales growth in the first quarter of 2019 at constant exchange rates while exceeding our target for adjusted EPS. Our teams are executing on business expansion and operational efficiencies, even as we make significant investments in new product launches,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “QIAGEN’s healthy financial position puts us in a strong position to continue making targeted investments in our portfolio while also improving returns to shareholders, and are announcing today a new $100 million share repurchase commitment.”
Advancing our Sample to Insight portfolio
QIAGEN is focused on growth opportunities for its Sample to Insight portfolio across the continuum of molecular testing from Life Sciences research to clinical healthcare using Molecular Diagnostics.

•
Precision Medicine continued its strong momentum with new companion diagnostic partnerships with pharma companies as well as the breakthrough U.S. regulatory approval and launch of a new companion diagnostic to help guide cancer treatment decisions. The therascreen® FGFR RGQ RT-PCR Kit was approved for use in selecting urothelial cancer patients eligible for treatment with the newly approved therapy BALVERSA™ (erdafitinib), developed by Janssen. The therascreen® FGFR companion diagnostic was made available under QIAGEN’s Day-One Lab Readiness program that includes leading U.S. labs and allowed for testing availability immediately after the FDA approval in April 2019. This is the first FDA-approved companion diagnostic for the FGFR genetic biomarker, and QIAGEN is now commercializing in total five FDA approved molecular companion diagnostics. QIAGEN has more than 25 master collaboration agreements with pharmaceutical and biotech partners to develop and gain regulatory approvals for companion diagnostics based on PCR and NGS technologies.

•
The QuantiFERON-TB for detection of latent tuberculosis (TB) infections achieved a milestone of 60 million tests administered worldwide, growing by more than 12 million tests annually on the strength of TB guideline expansions and new automation options to enhance the efficiency of screening with the fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus). In March 2019, QIAGEN began offering a second preanalytical processing option for QFT-Plus using the Tecan Group’s liquid handling technologies in addition to the preanalytical automation option with Hamilton Robotics. In late 2018, QIAGEN and DiaSorin launched an automated, CE-marked workflow to provide QFT-Plus readouts with DiaSorin’s widely used LIAISON systems for laboratories. Availability of this QFT-Plus readout on LIAISON is planned for 2019 commercialization in the U.S. followed by China in 2020. With QuantiFERON-TB Gold Plus, QIAGEN offers a best-in-class assay known for ease of use and highest clinical standards that can now be fully automated, and in particular embedded within a broad test menu on the LIAISON system.

•
Automation solutions are enlarging QIAGEN’s reach by addressing large market segments, especially in Molecular Diagnostics testing in clinical healthcare, with two disruptive, novel systems which address large market opportunities.

◦
Clinical data presented at ECCMID 2019 for QIAstat-Dx, a next generation solution for multiplex syndromic testing, showed data which demonstrated that the new meningitis / encephalitis panel for QIAstat-Dx that is in late-stage clinical development, positively detected a panel of central nervous system pathogens with high analytical specificity, spanning the clinically relevant strains and subtypes. This new panel is planned to be launched in late 2019 as the third panel available for QIAstat-Dx in Europe, adding to the current menu with panels for detection of various respiratory and gastrointestinal diseases. As previously announced, QIAGEN anticipates U.S. regulatory approval for QIAstat-Dx in mid-2019 with the respiratory panel, with plans to gain approval for the gastrointestinal panel later in the year. A deep pipeline of additional panels for syndromic conditions is in development.

◦
A goal has been set for a total of 11 CE-IVD tests to be offered in Europe by the end of 2019 on the PCR-based NeuMoDx 288 and 96 systems. Two new tests - HBV (hepatitis B) and HCV (hepatitis C) - were launched as CE-IVD versions at ECCMID 2019, adding to the current menu of CT / NG (chlamydia and gonorrhea) and GBS (Group B streptococcal infection). Also, the mid-throughput NeuMoDx 98 version is now available in Europe in addition to the high-throughput NeuMoDx 288 launched earlier in 2019. Both systems build on the scalable and proprietary microfluidic NeuMoDx technology and utilize the same consumables and assays. QIAGEN has European distribution rights to these fully integrated molecular testing platforms.

◦	Strong placements of the modular QIAsymphony automation system were achieved in the first quarter of 2019 in line with the goal of over 2,500 cumulative placements by the end of this year.

•
Differentiated technologies for preparing and analyzing the molecular content of biological samples continue to support growth. At the American Association for Cancer Research (AACR) meeting in April, QIAGEN introduced two new workflows for liquid biopsies involving ribonucleic acid (RNA) that provide convenient, less risky alternatives to invasive tissue biopsies. The new exoRNeasy Midi and Maxi Kits were launched to enable isolation of RNA from exosomes and other extracellular vesicles in urine and other body fluids, while the miRNeasy 96 Advanced QIAcube HT Kit was introduced to provide automated purification of total RNA, including miRNA, from serum and plasma samples. QIAGEN also launched new solution bundles at AACR 2019 for all QIAseq and QIAact DNA panels used with NGS technologies, integrating the CLC Genomics Workbench and QIAGEN Clinical Insight-Interpret software with assays for seamless analysis and interpretation of genomic data. More than 30 studies presented at AACR 2019 cited QIAGEN solutions.

Update on share buyback program
QIAGEN today announced plans to launch a new $100 million share repurchase program after completion of the current $200 million share repurchase commitment, of which approximately $50 million remains. As of April 30, 2019, a total of 4.1 million shares have been repurchased in the $200 million program, which was announced in January 2018, on the Frankfurt Stock Exchange at a volume-weighted average price of

EUR 31.70 per share for about EUR 128.9 million (about $150 million at current exchange rates). Further information is available on the QIAGEN website.
Analyst and Investor Day on Thursday, June 20, 2019
QIAGEN has announced plans to hold an Analyst and Investor Day on Thursday, June 20, 2019, in New York, and provide an update on strategy and new mid-term ambitions. The event will include presentations and Q&A sessions with senior management. Further information about the event, which will be webcast live on our website, is available in the Investor Relations section of www.qiagen.com.
Outlook
QIAGEN reaffirms its outlook for 2019 to achieve further growth in net sales and adjusted diluted EPS. Net sales are expected to grow about 7-8% CER based on solid expansion of the portfolio, supported by about $30 million of contributions from QIAstat-Dx (acquired in April 2018). QIAGEN also continues to expect adjusted diluted EPS of about $1.45-1.47 CER per share for full-year 2019 based on improvements in operating and financial leverage. This outlook for adjusted diluted EPS takes into account investments to support the portfolio, in particular $0.03 CER of dilution for the digital PCR platforms being developed with technology acquired in early 2019 from Formulatrix, Inc. and planned to be launched in 2020. As of April 30, 2019, for the full-year 2019, currency movements against the U.S. dollar are expected to create an adverse impact of about three percentage points on net sales growth at actual rates, and an adverse impact of about $0.03-0.04 per share on adjusted EPS. These expectations do not take into account any future acquisitions.
For the second quarter of 2019, QIAGEN expects net sales growth of about 5% CER. This outlook takes into account QIAGEN reaffirming expectations for QuantiFERON-TB sales to grow more than 15% CER in 2019, but for growth to slow to a mid-single-digit CER rate in the second quarter of 2019 compared to the year-ago period, which had very strong sales due to the transition of U.S. customers to the fourth-generation version. QIAGEN also expects significantly lower revenues in the second quarter of 2019 from companion diagnostic co-development agreements. Adjusted diluted EPS is expected to be approximately $0.33-0.34 CER per share. As of April 30, 2019, for the second quarter of 2019, currency movements against the U.S. dollar are expected to create an adverse impact of about four percentage points on net sales growth at actual rates, and an adverse impact of about $0.01 per share on adjusted EPS.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Tuesday May 7, 2019, at 15:00 Central European Time (CET) / 14:00 GMT / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross margin, adjusted operating income, adjusted operating income margin, adjusted net income, adjusted diluted EPS, adjusted tax rates and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of March 31, 2019, QIAGEN employed approximately 5,100 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QuantiFERON latent TB Test, its portfolio of next generation sequencing solutions and QIAstat-Dx), adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of digital PCR products, a new version of its QuantiFERON-TB test, QuantiFERON-TB Access, the QIAstat-Dx panel for respiratory conditions and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, and plans for investment in its portfolio and share repurchase commitments, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
john.gilardi@qiagen.com

Phoebe Loh
Associate Director Investor Relations
+49 2103 29 11457
phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
thomas.theuringer@qiagen.com

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QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended March 31,
(In $ thousands, except per share data)	2019	2018
Net sales	348,654	343,568
Cost of sales	123,814	117,894
Gross profit	224,840	225,674
Operating expenses:
Research and development	40,788	39,522
Sales and marketing	95,886	96,079
General and administrative, restructuring, integration and other, net	37,688	31,951
Acquisition-related intangible amortization	9,326	10,180
Total operating expenses	183,688	177,732
Income from operations	41,152	47,942
Other income (expense):
Interest income	8,088	4,674
Interest expense	(20,390)	(15,020)
Other (expense) income, net	(392)	1,547
Total other expense	(12,694)	(8,799)
Income before income taxes	28,458	39,143
Income taxes	(1,062)	6,848
Net income	29,520	32,295

Diluted net income per common share	$0.13	$0.14
Diluted net income per common share (adjusted)	$0.27	$0.26

Diluted shares used in computing diluted net income per common share	233,607	232,533

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Three months ended March 31, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	348.7	224.8	41.2	28.5	1.1	NM	29.5	$0.13
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.9	10.0	10.0	(2.7)		7.3	0.03
Purchased intangibles amortization	—	17.5	26.8	26.8	(6.9)		19.9	0.09
Non-cash interest expense charges	—	—	—	11.9	—		11.9	0.05
Other special income and expense items	—	—	—	—	(6.7)		(6.7)	(0.03)
Total adjustments	—	18.4	36.8	48.7	(16.3)		32.5	0.14
Adjusted results	348.7	243.2	77.9	77.2	(15.2)	20%	62.0	$0.27

* Using 233.6 M diluted shares

Three months ended March 31, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS
Reported results	343.6	225.7	47.9	39.1	(6.8)	17%	32.3	$0.14
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.1	0.2	4.5	4.5	(1.3)		3.3	0.01
Purchased intangibles amortization	—	14.6	24.8	24.8	(6.4)		18.4	0.08
Non-cash interest expense charges	—	—	—	8.2	—		8.2	0.04
Other special income and expense items	—	—	—	(2.6)	—		(2.6)	(0.01)
Total adjustments	0.1	14.9	29.3	35.0	(7.7)		27.3	0.12
Adjusted results	343.7	240.6	77.2	74.1	(14.5)	20%	59.6	$0.26

* Using 232.5 M diluted shares
NM - Not meaningful

Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	March 31, 2019	December 31, 2018
Assets	(unaudited)
Current assets:
Cash and cash equivalents	552,857	1,159,079
Short-term investments	227,534	234,606
Accounts receivable, net	341,445	351,612
Income taxes receivable	43,339	34,936
Inventories, net	167,093	162,912
Fair value of derivative instruments - current	159,956	102,754
Prepaid expenses and other current assets	106,436	109,161
Total current assets	1,598,660	2,155,060
Long-term assets:
Property, plant and equipment, net	511,438	511,659
Goodwill	2,114,251	2,108,536
Intangible assets, net	709,361	475,043
Deferred income taxes	32,850	42,896
Fair value of derivative instruments - long-term	234,137	295,363
Other long-term assets	219,667	159,775
Total long-term assets	3,821,704	3,593,272
Total assets	5,420,364	5,748,332
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	351,201	503,116
Accounts payable	63,237	69,415
Fair value of derivative instruments - current	159,841	106,594
Accrued and other current liabilities	341,604	263,017
Income taxes payable	27,958	30,047
Total current liabilities	943,841	972,189
Long-term liabilities:
Long-term debt, net of current portion	1,397,553	1,671,090
Deferred income taxes	49,800	63,411
Fair value of derivative instruments - long-term	248,542	317,393
Other long-term liabilities	174,572	89,279
Total long-term liabilities	1,870,467	2,141,173
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,722,185	1,742,191
Retained earnings	1,342,409	1,379,624
Accumulated other comprehensive loss	(318,604)	(310,644)
Less treasury stock, at cost — 3,863 and 5,320 shares in 2019 and 2018, respectively	(142,636)	(178,903)
Total equity	2,606,056	2,634,970
Total liabilities and equity	5,420,364	5,748,332

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31,
(In $ thousands)	2019	2018
Cash flows from operating activities:
Net income	29,520	32,295
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	59,260	52,914
Non-cash impairments	114	—
Amortization of debt discount and issuance costs	12,117	8,448
Share-based compensation expense	10,800	10,106
Deferred income taxes	(1,067)	(1,308)
Loss (gain) on marketable securities	855	(3,030)
Other items, net including fair value changes in derivatives	(1,268)	1,722
Net changes in operating assets and liabilities:
Accounts receivable	6,983	(269)
Inventories	(10,391)	(5,123)
Prepaid expenses and other current assets	(3,512)	11,191
Other long-term assets	1,321	(29,925)
Accounts payable	(5,315)	(17,492)
Accrued and other current liabilities	(35,135)	(5,401)
Income taxes	(16,466)	(4,405)
Other long-term liabilities	(3,082)	(1,508)
Net cash provided by operating activities	44,734	48,215
Cash flows from investing activities:
Purchases of property, plant and equipment	(23,409)	(18,898)
Purchases of intangible assets	(129,379)	(15,200)
Purchases of investments, net	(4,296)	(3,091)
Cash paid for acquisitions, net of cash acquired	(24,371)	—
Purchases of short-term investments	—	(84,590)
Proceeds from redemptions of short-term investments	5,239	246,668
Cash received (paid) for collateral asset	5,610	(13,690)
Other investing activities	10	(2,671)
Net cash (used in) provided by investing activities	(170,596)	108,528
Cash flows from financing activities:
Repayment of long-term debt	(433,400)	—
Principal payments on capital leases	—	(349)
Proceeds from issuance of common shares	571	292
Tax withholding related to vesting of stock awards	(2,307)	—
Purchase of treasury shares	(44,373)	—
Other financing activities	(895)	(2,136)
Net cash used in financing activities	(480,404)	(2,193)
Effect of exchange rate changes on cash and cash equivalents	44	2,659
Net (decrease) increase in cash and cash equivalents	(606,222)	157,209
Cash and cash equivalents, beginning of period	1,159,079	657,714
Cash and cash equivalents, end of period	552,857	814,923

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	44,734	48,215
Purchases of property, plant and equipment	(23,409)	(18,898)
Free Cash Flow	21,325	29,317
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.